13G/A-HR
<SEQUENCE>1
<FILENAME>armb12312008.txt
13G/A-HR - armb12312008.txt

              UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION
         Washington, D.C. 20549

                FORM 13G/A

           FORM 13G/A Cover Page


Report for the Calendar Year or Quarter Ended December 31, 2008

Check here if Amendment:           |_|; Amendment Number: ____

This Amendment (Check only one):   |_| is a restatement
               |_| adds new holding entries.

Institutional Manager Filing this Report:

Name:      Alaska Retirement Management Board

Address:   333 Willoughby Avenue
	   Treasury Division, 11th Floor
	   Juneau, Alaska  99801

13G/A File Number:

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.


Person Signing this Report on Behalf of Reporting Manager:

Name:      Zachary Hanna
Title:     Investment Officer
Phone:     (907) 465-4399


Signature, Place and Date of Signing:

/s/  Zachary Hanna               Juneau, Alaska              February 11, 2009
-----------------------     --------------------------    ----------------------
     [Signature]                   [City, State]                   [Date]

Report Type:  (Check only one):

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

List of Other Managers Reporting for this Manager:

 NONE

          Form 13G/A SUMMARY PAGE

Report Summary:

Number of Other Included Managers:        0

Form 13G/A Information Table Entry Total:  1

Form 13G/A Information Table Value Total:  16903
(thousands)

List of Other Included Managers:

None


						 FORM 13G/A INFORMATION TABLE
                                                 Alaska Retirement Management Board
                                                 December 31, 2008

COLUMN 1                           COLUMN 2      COLUMN 3        COLUMN 4 COLUMN 5       COLUMN 6 COLUMN 7   COLUMN 8

                                   TITLE                         VALUE    SHARES/ SH/PUT /INVSTMT  OTHER    VOTING AUTHORITY
NAME OF ISSUER                     OF CLASS      CUSIP           (x$1000) PRN AMT PRNCALL DSCRETN  MGRS     SOLE  SHARED NONE
--------------
Rio Vista Energy Partners,L.P.     Common Units   767271109      80000    3652  SH     SHARED                  3652
